SHERPA AIRCRAFT GROUP, INC.

AUDITED FINANCIAL STATEMENTS
FROM INCEPTION (FEBRUARY 22, 2023)
TO
YEAR ENDED DECEMBER 31, 2023

INDEX TO FINANCIAL STATEMENTS



10586 W Pico Blvd, Suite 224, Los Angeles, CA 90064
www.setapartfs.com
213-814-2809

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Sherpa Aircraft Group, Inc.
Shady Shores, Texas

Opinion

We have audited the financial statements of Sherpa Aircraft Group, Inc., which comprise the balance sheet as of December 31, 2023, and the related statement of income, changes in stockholders' equity, and cash flows for the period from Inception (February 22, 2023) to December 31, 2023, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Sherpa Aircraft Group, Inc. as of December 31, 2023, and the result of its operations and its cash flows for the period from Inception (February 22, 2023) to December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Sherpa Aircraft Group, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Sherpa Aircraft Group, Inc.'s ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Sherpa Aircraft Group, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Sherpa Aircraft Group Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 15, 2024
Los Angeles, California

SHERPA AIRCRAFT GROUP INC.
BALANCE SHEET

As of December 31,		2023
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	892
Inventory		1,331,500
Total current assets		**1,332,392**
Intangible Assets		92,869,170
Total assets	**$**	**94,201,562**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$	1,533,720
Related Party Loan		600,000
Accrued Expenses		119,657
Total current liabilities		**2,253,377**
Total liabilities		**2,253,377**
STOCKHOLDERS EQUITY		
Common Stock, $0.00001 par value, 10,000,000 shares authorized, 9,100,000 shares issued and outstanding as of December 31, 2023		91
Additional Paid in Capital		92,870,169
Retained earnings/(Accumulated Deficit)		(922,075)
Total stockholders' equity		**91,948,185**
Total liabilities and stockholders' equity	**$**	**94,201,562**

See accompanying notes to financial statements.

From Inception (February 22, 2023) to	December 31, 2023
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	922,075
Total operating expenses	922,075
Operating income/(loss)	(922,075)
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	(922,075)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	$ (922,075)

See accompanying notes to financial statements.

SHERPA AIRCRAFT GROUP INC.
Statements of Changes in Stockholders' Equity

| (in , $US) | Common Stock | | Additional Paid In | Retained earnings/ | Total Shareholders' |
	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Inception date February 22, 2023	-	$ -	$ -	$ -	$ -
Issuance of Common Stock	9,100,000	91	999	-	1,090
Issuance of Common Stock for exchange of Intangibles			92,869,170	-	92,869,170
Net income/(loss)	-	-	-	(922,075)	(922,075)
Balance—December 31, 2023	**9,100,000**	**$ 91**	**$ 92,870,169**	**$ (922,075)**	**$ 91,948,185**

See accompanying notes to financial statements.

SHERPA AIRCRAFT GROUP INC.
STATEMENTS OF CASH FLOWS

From Inception (February 22, 2023) to		December 31, 2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(922,075)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property and equipment		-
Amortization of intangible assets		-
Changes in operating assets and liabilities:		
Inventory		(1,331,500)
Accounts Payable		1,533,720
Accrued Expenses		119,657
Net cash provided/(used) by operating activities		**(600,198)**
CASH FLOW FROM FINANCING ACTIVITIES		
Shareholder Loan		600,000
Proceeds from Issuance of Stock		1,090
Net cash provided/(used) by financing activities		**601,090**
Change in cash		892
Cash—beginning of year		-
Cash—end of year	$	**892**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Issuance of equity in exchange for intangible assets	$	92,869,170

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Sherpa Aircraft Group Inc. was incorporated on February 22, 2023 in the state of Delaware. The financial statements of Sherpa Aircraft Group Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Shady Shores, Texas.

Sherpa Aircraft Group Inc. is a new company to be based in Texas that specializes in the production of high-performance STOL (Short Take-off and Landing) aircraft. The Company's mission is to meet the growing demand for unimproved remote access in military, government, commercial, and private operations. Sherpa Aircraft's products are designed with extreme STOL capabilities, allowing them to operate in areas as small as 200- 400 feet with a max cruise speed of 200 mph. This exceptional performance enables safe, efficient transportation even at maximum weight, making Sherpa's aircraft ideal for accessing remote and challenging locations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower cost and net realizable value. Inventories include raw materials and assembly components and costs are determined using an average method.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

Intangible assets encompass the development expenses associated with manufacturing designs and certifications for four distinct airplane models that the company intends to produce and market upon the finalization of the designs. The cumulative value of these assets is determined based on historical costs incurred by SHERPA AIRCRAFT MFG., INC., which have been transferred to the company through an Intellectual Property and Assignment agreement.

The company's management has evaluated the existing data, completed designs, and progress made thus far on obtaining Type Certificates for each of the four targeted aircraft models. As of the Valuation Date, the management has appraised the total asset worth at approximately $92,828,320, utilizing a cost-to-duplicate model. Additionally, management has projected a timeline of maximum seven years from the Valuation Date (October 31st, 2023) for the completion of all four models.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2024, which is the date the financial statements were available to be issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2023
Assembly parts, raw materials	1,331,500
Total Inventories	**$ 1,331,500**

4.   INTANGIBLE ASSETS

As of December 31, 2023, intangible assets consist of:

As of Year Ended December 31,	2023
Development costs- model FW1250	$ 15,862,981
Development costs- model GT-1000	31,689,899
Development costs- model LG 500GT	22,081,696
Development costs- model PW1250	23,193,744
Intangible assets, at cost	**92,828,320**
Accumulated amortization	-
Intangible assets, Net	**$ 92,828,320**

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of stock at a par value of $0.00001. As of December 31, 2023, 9,100,000 shares have been issued and are outstanding.

6.   DEBT

Related Party Loan

In 2023, the Company borrowed money from its related parties. The details of the loans are as follows:

				For the Year Ended December 2023		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness
Warren Aircraft LLC	$ 600,000	0.00%	No set maturity	$ 600,000		$ 600,000
Total				$ 600,000	$ -	$ 600,000

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

7.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 consists of the following:

As of Year Ended December 31,	2023
Net Operating Loss	$ (251,265)
Valuation Allowance	251,265
Net Provision for income tax	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023 are as follows:

As of Year Ended December 31,	2023
Net Operating Loss	$ (251,265)
Valuation Allowance	251,265
Total Deferred Tax Asset	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $922,075, and the Company had state net operating loss ("NOL") carryforwards of approximately $922,075. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

In 2023, the Company borrowed from Warren Aircraft LLC, one of the shareholding companies, in the amount of $600,000. The loan bears no interest rate and has no defined maturity date. As of December 31, 2023, the outstanding balance of the loan is $600,000.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. GOING CONCERN

The Company has recently commenced operations and will incur additional costs in order to generate revenues. This raises substantial doubt about the Company's ability to continue as a going concern. In the near future, the Company intends to fund operations from proposed regulation crowdfunding campaign, additional debt and/or equity financing, as determined necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company which might result in slow-down of the planned development and affect future operating results. The balance sheet and the related financial statements do not include any adjustments relating to these uncertainties.